FORM 4

  (X)    Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

         U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                 WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                      |OMB NUMBER: 3235-0287|
                                                      |EXPIRES:             |
                                                      | SEPTEMBER 30, 1998  |
       Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
         Securities Exchange Act of 1934,             |BURDEN HOURS         |
        Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
          Holding Company Act of 1935                 |_____________________|
       or Section 30(f) of the Investment
              Company Act of 1940
 ____________________________________________________________________________
 1. Name and Address of Reporting Person

      Croisetiere, Jacques
      Autoliv, Inc.
      3350 Airport Road,
      Ogden,
      UT 84405,
      USA

 ____________________________________________________________________________
 2. Issuer Name and Ticker or Trading Symbol
      Autoliv, Inc. (ALV)
 ____________________________________________________________________________
 3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)
 ___________________________________________________________________________
 4. Statement for Month/Year
      July/August 1998
 ____________________________________________________________________________
 5. If Amendment, Date of Original (Month/Year)

 ____________________________________________________________________________
 6. Relationship of reporting person to Issuer (Check all applicable)
  (   ) DIRECTOR
  (   ) 10% OWNER
  (   ) OFFICER (GIVE TITLE BELOW)
  ( x ) OTHER (SPECIFY TITLE BELOW)
      Former member of Autoliv, Inc. Executive Committee: resigned effective June 27,1998
   ____________________________________________________


 ____________________________________________________________________________
 7. Individual, or Joint/Group Filing (Check all applicable)
  ( X ) Form filed by One Reporting Person
  (   ) Form filed by More than One Reporting Person

 ===========================================================================
 TABLE I
 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
 ____________________________________________________________________________
 1. Title of Security (Instr. 3)
      Autoliv, Inc. Common Stock

 2. Transaction Date (Month/Day/Year)
     *
 ____________________________________________________________________________
 3. Transaction Code (Instr. 8)
      S/I/V
 ____________________________________________________________________________
 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      *  (A)(D)
 ____________________________________________________________________________
 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
      0
 ____________________________________________________________________________
 6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
      D
 ____________________________________________________________________________
 7. Nature of Indirect Beneficial Ownership (Instr. 4)

 ____________________________________________________________________________
 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
 ============================================================================
 TABLE II
 Derivative Securities Acquired, Disposed of, or Beneficially Owned
 (e.g., Puts, Calls, Warrants, Options, Convertible securities)
 ____________________________________________________________________________
 1. Title of Derivative Security (Instr. 3)
      Employee Stock Option
 ____________________________________________________________________________
 2. Conversion or Exercise Price of Derivative Security
      *
 ____________________________________________________________________________
 3. Transaction Date (Month/Day/Year)
      *

 ____________________________________________________________________________
 4. Transaction Code (Instr. 8)
      I/V
 ____________________________________________________________________________

 5. Number of Derivative Securities Acquired (A) or Disposed of (D)
         (Instr. 3, 4, and 5)
      * (D)
 ____________________________________________________________________________
 6. Date Exercisable and Expiration Date (Month/Day/Year)
      Exercisable:             Expiration:


 ____________________________________________________________________________
 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
      Autoliv, Inc. Common Stock
 ____________________________________________________________________________
 8. Price of Derivative Securities (Instr. 5)
      *

 ____________________________________________________________________________
 9. Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)
       0
 ____________________________________________________________________________
 10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
         (Instr. 4)
      (D)
 ____________________________________________________________________________
 11. Nature of Indirect Beneficial Ownership (Instr. 4)

 ____________________________________________________________________________
 EXPLANATION OF RESPONSES:

      * See attachment.


      /s/  Jacques Croisetiere                     August 6, 1998
      **  SIGNATURE OF REPORTING PERSON                 DATE

 _____________________________
 ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

 =============================================================================


                                                             Attachment

      Date Stock Option             Number of                Exercise
          Exercised             Shares Purchased              Price
      -------------------------------------------------------------------
         7/28/1998                   4,874                    $32.875
         7/30/1998                   5,339                    $33.751
         7/30/1998                   5,292                    $33.751
     (v)  8/3/1998                   4,642                    $34.125
     --------------------------------------------------------------------


     Date Common Stock Sold        Number of                   Sale
                                 Shares Sold                  Price
     -------------------------------------------------------------------
         7/28/1998                  4,874                    $32.875
         7/30/1998                  5,339                    $33.751







         7/30/1998                  5,292                    $33.751
    (v)  8/3/1998                   4,642                    $34.125